NEWS RELEASE

Bonanza
TSX Venture Exchange
Trading Symbol: BZA

AMERICAN BONANZA COMPLETES EQUITY FINANCINGS TOTALING $11,000,000

October 23, 2003 - AMERICAN BONANZA GOLD MINING CORP. (the “Corporation”) is pleased to announce it has completed both the previously announced public offering and private placement of securities for gross proceeds of $11,000,000. The public offering was pursuant to a Short Form Offering Document dated October 6, 2003, of 7,142,858 units at $0.28 per unit, raising gross proceeds of $2,000,000 while the brokered private placement consisted of 32,142,857 units of the Corporation at a price of $0.28 per unit, for gross proceeds of $9,000,000 and included the exercise of an over allotment option of 50% by its agent Canaccord Capital Corporation (“Canaccord”).

Each unit of the public offering is comprised of one common share and one half of a non-transferable common share purchase warrant with each whole warrant entitling the holder to acquire one common share at a price of $0.35 until October 23, 2005 while each unit of the private placement is comprised of one common share and one half of a transferable common share purchase warrant with each whole warrant entitling the holder to acquire one common share at a price of $0.35 until October 23, 2006.

Canaccord as sole agent for both the public offering and private placement were paid an agent’s fee of 7% on the gross proceeds and agent’s warrants equal to 10% of the units sold. The Corporation also issued a corporate finance fee to Canaccord of 1,195,000 units with each unit consisting of one common share and one whole common share purchase warrant. All of the securities relating to the private placement are subject to Exchange and Securities Act hold periods expiring February 23, 2004.

The proceeds from these financings will be used primarily for exploration drilling, resource definition drilling, underground development and feasibility related activities at the Copperstone gold project located in Arizona, United States.

The Corporation is engaged in the acquisition, exploration and development of high-grade gold properties. Additional information about American Bonanza can be obtained at www.americanbonanza.com.

AMERICAN BONANZA GOLD MINING CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information call or write:
Brian Kirwin, President and Chief Executive Officer (775) 824-0707
Giulio T. Bonifacio, Executive Vice President and Chief Financial Officer (604) 688-7523